SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO.  _)

                FECHTOR, DETWILER, MITCHELL & CO.
_____________________________________________________________________________
                        (Name of Issuer)

             COMMON STOCK, PAR VALUE $0.01 PER SHARE
_____________________________________________________________________________
                  (Title of Class of Securities)

                           313066 10 2
_____________________________________________________________________________
                         (CUSIP Number)

                     ADAM SONNENSCHEIN, ESQ.
                     FOLEY, HOAG & ELIOT LLP
                     ONE POST OFFICE SQUARE
                   BOSTON, MASSACHUSETTS 02109
                         (617) 832-1134
_____________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                      and Communications)

                         AUGUST 30, 1999
_____________________________________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                 (Continued on following pages)

                       (Page 1 of 4 Pages)

SCHEDULE 13D                                      Robert Detwiler

CUSIP NO.  313066 10 2                          Page 2 of 4 Pages
_____________________________________________________________________________
1 NAME OF REPORTING PERSON:   Robert Detwiler

  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:        ###-##-####
_____________________________________________________________________________

2 CHECK THE APPROPRIATE BOX IF A MEMBER
  OF A GROUP:                                (a) [  ]
                                             (b) [  ]
_____________________________________________________________________________
3 SEC USE ONLY
_____________________________________________________________________________
4 SOURCE OF FUNDS                          PF
_____________________________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
  IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):        [__]
_____________________________________________________________________________
6 CITIZENSHIP OR PLACE OF ORGANIZATION:      U.S.
_____________________________________________________________________________
NUMBER OF    7  SOLE VOTING POWER:            2,474,994
SHARES       ________________________________________________________________
BENEFICIALLY 8  SHARED VOTING POWER:
OWNED BY     ________________________________________________________________
EACH         9  SOLE DISPOSITIVE POWER:       2,274,994
REPORTING    ________________________________________________________________
PERSON WITH  10 SHARED DISPOSITIVE POWER:
_____________________________________________________________________________
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY
   EACH REPORTING PERSON:                     2,474,994
_____________________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN
   ROW (11) EXCLUDES CERTAIN SHARES:          [   ]
_____________________________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT
  IN ROW (11):                               19.4%
_____________________________________________________________________________
14 TYPE OF REPORTING PERSON:                  IN
_____________________________________________________________________________

   Page 3 of 4 Pages

This Statement on Schedule 13D (this "Statement") is filed with the Securities and Exchange Commission pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the "Act").

Item 1.   Security and Issuer.

      This Statement relates to the common stock, par value $.01 per share ("Common Stock"), of Fechtor, Detwiler, Mitchell
      & Co. (the "FDM"). FDM is a Delaware corporation with its principal executive offices located at 225 Franklin
      Street, Boston, Massachusetts 02110.

Item 2.   Identity and Background.

      (a) This Statement is being filed by Robert Detwiler.

      (b) The address of the principal business of the Reporting
          Person is 225 Franklin Street, Boston, Massachusetts
          02110.

      (c) The principal business activity of the Reporting
          Person is President of Fechtor, Detwiler & Co., Inc., which is principally engaged in the securities business.

      (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in or caused the Reporting Person to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the result of such proceeding caused the Reporting Person to be subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.


      The Reporting Person received the Common Stock covered by this Statement on August 30, 1999 in exchange for Common Stock of Fechtor, Detwiler & Co., Inc. in a merger transaction (the "Merger"). The shares of Common Stock of Fechtor, Detwiler & Co., Inc. tendered in the Merger were acquired with personal funds.

   Page 4 of 4 Pages

Item 4.   Purpose of the Transaction.

      The Reporting Person acted in support of the Merger to expand the business opportunities of Fechtor, Detwiler &
      Co., Inc. and to enhance the liquidity of his investment in that company.

Item 5.   Interest in Securities of the Issuer.

      The information set forth in Item 3 is incorporated herein by reference.

      The Reporting Person is the record and beneficial holder of 2,474,994 shares of Common Stock, representing 19.4% of the outstanding Common Stock.

      Pursuant to a Share Reimbursement Agreement with Fechtor, Detwiler & Co., Inc., ("Share Reimbursement Agreement") the Reporting Person has agreed to provide FDM, for no consideration, up to 200,000 shares of common stock upon exercise of certain stock options issued to employees of Fechtor, Detwiler & Co., Inc. prior to the Merger.

Item 6.   Contracts, Arrangements, Understandings or
      Relationships with Respect to Securities of the Issuer.

      Pursuant to the Share Reimbursement Agreement, the Reporting Person has agreed to provide to FDM, for no consideration, up to 200,000 shares of Common Stock upon the exercise of certain stock options issued to employees of Fechtor, Detwiler & Co., Inc. prior to the Merger.

Item 7.   Material to be Filed as Exhibits.

      Share Reimbursement Agreement between Fechtor, Detwiler &
      Co., Inc. and the Reporting Person, among others, dated
      June 10, 1999.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 9, 1999

                                 /s/ Robert Detwiler
                                 -----------------------------





                  SHARE REIMBURSEMENT AGREEMENT


                                    June 10, 1999


JMC Group, Inc.
9710 Scranton Road, Suite 100
San Diego, CA  92121

Dear Sirs:

   Contemporaneously with the delivery of this Agreement (the "Agreement"), Fechtor, Detwiler & Co., Inc. ("FEDE") has entered into an Agreement and Plan of Merger under which FEDE will merge with JMC Merger Inc., a subsidiary of JMC Group, Inc. (the "Merger"). As a consequence of the Merger, JMC Group, Inc., which will change its name to Fechtor, Detwiler, Mitchell & Co. ("FDM"), will, among other matters, assume the obligation to issue shares of FDM Common Stock, par value $.01 per share ("FDM Shares") upon exercise of options to purchase 81.82 shares of FEDE's Common Stock, without par value ("FEDE Shares"), granted to FEDE employees pursuant to FEDE's 1999 Special Stock Option Plan (each, an "Option"). Under the terms of the Merger, FDM will be obligated to issue 600,000 FDM Shares, as constituted on the date of the Merger, if the Options are exercised in full. A list of Optionholders, the number of FEDE Shares each is entitled to purchase upon proper exercise of an Option, and the number of FDM Shares each Optionholder would receive upon exercise of their respective Options following the Merger is attached hereto as Exhibit A.
----------

   The undersigned, each of whom is a principal stockholder of FEDE (individually, a "Stockholder" and collectively, the "Stockholders"), jointly and severally agree with FDM that in the event any Option is properly exercised by an Optionholder and FDM is required by the terms of the Option to issue FDM Shares to the Optionholder, the Stockholders, collectively, shall promptly transfer and deliver to FDM that number of FDM Shares equal to the number of FDM Shares to be issued to the Optionholder by FDM.

   To facilitate the delivery of FDM Shares to FDM pursuant to this Agreement, the Stockholders have delivered, or will deliver prior to the Effective Time of the Merger, certificates representing a total of 84 FEDE Shares to a custodian appointed by the Stockholders and satisfactory to JMC Group, Inc. (the "Custodian"), pursuant to a Custody Agreement substantially in the form attached hereto as Exhibit B, with such changes as the
                            ---------
Custodian may
request or require for its protection. You agree to look solely and exclusively to the shares held by the Custodian to satisfy the obligations of the Stockholders under this Agreement.

   We and you hereby agree that any request to the Custodian for the delivery of FDM Shares shall be made by delivery of a Demand in the form attached hereto as Exhibit C. We also agree that the
                               ---------
Stockholders' obligation pursuant to this Agreement shall apply only to Options that are exercised on or prior to the original expiration dates of the respective Options, and shall not be affected by any amendment or modification of the Option that increases the number of shares purchasable upon exercise of the Option or extends the date for exercising the Option. You shall promptly notify the undersigned and the Custodian of the termination or expiration of any Option, and authorize the release by the Custodian of the underlying FDM Shares to us.

   Until the delivery by the Custodian of FDM Shares to FDM pursuant to a valid Demand pursuant to this Agreement, the Stockholders shall have the right to direct the voting of the FDM Shares and all other shares, if any, represented by the certificates deposited with the Custodian and to receive all dividends and distributions thereon, except securities or other property received as a result of any stock split, stock dividend, recapitalization, reorganization, merger, consolidation or like capital adjustment or reorganization, which shall be retained by the Custodian in substitution for and in replacement of or, as the case may be, in addition to the shares originally deposited hereunder.

   Please acknowledge your agreement to the foregoing by signing and returning a copy of this letter to each of us.

                              Very truly yours,

                              /s/ Sheldon Fechtor
                              --------------------------
                              Sheldon Fechtor

                              /s/ Richard Fechtor
                              --------------------------
                              Richard Fechtor


                              /s/ Robert Detwiler
                              --------------------------
                              Robert Detwiler

Agreed:

JMC Group, Inc.

by: /s/ James Mitchell
   ---------------------------
     James Mitchell

                                                      EXHIBIT A


                     LIST OF OPTIONHOLDERS



     Name of              No. of FEDE      No. of FDM
   Optionholder             Shares           Shares
   ------------           ------------     -----------

Andrew F. Detwiler            27.27          200,000

Douglas W. Jones              20.45          150,000

Brian Kritzer                 12.27           90,000

Edward J. Hughes               6.82           50,000

Peter Fenton                   5.59           41,000

Karen Fechtor Kritzer          2.73           20,000

A. Scott Pringle               2.05           15,000

Diane Mickel                   0.68            5,000

Anne O'Hanlon                  0.68            5,000

Thomas Generazio               0.95            7,000

Gerald Battista                0.95            7,000

Joseph Valenzuela              0.68            5,000

James Coleman                  0.68            5,000


        Total                 81.82          600,000

                                                   EXHIBIT B

                        CUSTODY AGREEMENT


                              August , 1999


Custodian
(Address)

Dear Sirs:

   Each of us (individually, a "Stockholder" and collectively, the "Stockholders") is delivering to you as Custodian (the "Custodian") certificates in negotiable form (with signatures guaranteed) representing 28 issued and outstanding shares of Common Stock, without par value ("FEDE Common Stock"), of Fechtor, Detwiler & Co., Inc. ("FEDE"), or a total of 84 shares of FEDE Common Stock (the "FEDE Shares"). The FEDE Shares are to be held by you as Custodian and are to be disposed of by you solely in accordance with this Custody Agreement (the "Custody Agreement").

   FEDE has granted certain of its employees stock options
(each, an "Option") to purchase a total of 81.82 shares of FEDE Common Stock pursuant to its 1999 Special Stock Option Plan.
FEDE also contemplates completing a merger with JMC Group, Inc., a Delaware Corporation, pursuant to an Agreement and Plan of Merger by and among FEDE, JMC Group, Inc. and JMC Merger Inc. dated as of June , 1999 (the "Merger Agreement") in which each share of FEDE Common Stock, including the FEDE Shares, will be changed into 7,333.333 shares of Common Stock, par value $.01 per share, of JMC Group, Inc. ("FDM Common Stock"), which will then change its name to Fechtor, Detwiler, Mitchell & Co. ("FDM"). Pursuant to the Merger, the 84 FEDE Shares that have been delivered to you hereunder will be changed into 616,000 shares of FDM Common Stock (the "FDM Shares"). A list of Optionholders, the number of shares of FEDE Common Stock each is entitled to purchase upon proper exercise of the Option and the number of shares of FDM Common Stock each Optionholder would receive upon exercise of the Option following the Merger is attached hereto as Exhibit A.
---------

   We have agreed that in the event FDM issues any shares of FDM Common Stock to any Optionholder upon proper exercise of an Option, FDM shall be entitled to cause you, as Custodian, to transfer to FDM an equal number of shares of FDM Common Stock from the FDM Shares you are holding under this Custody Agreement.

   In connection with the foregoing, you are authorized and directed (i) to hold the certificates representing the FEDE Shares deposited into your custody until the Effective Time of the Merger; (ii) following the Effective Time of the Merger, to exchange the certificates representing the FEDE Shares for certificates representing FDM Shares as provided in the Merger Agreement; (iii) to cause the certificates representing the FDM Shares to be registered in your name (or the name of your nominee) as Custodian under this Custody Agreement and (iv) if requested by FDM from time to time by delivery of a Demand (as hereinafter defined) on or before the date set forth in the following paragraph, to deliver certificates representing the FDM Shares to FDM for cancellation pursuant to the terms of a Share Reimbursement Agreement between FDM and the Stockholders, a copy of which is attached hereto as Exhibit B.
                               ---------

   Promptly following the exercise or expiration of all of the Options in accordance with their original terms you shall cause the FDM Shares represented by certificates that are then in your custody to be divided equally among us and certificates representing our respective interests in the FDM Shares, registered in our respective names, to be delivered to each of us.

   For purposes of this Agreement, "Demand" shall mean a request from FDM in the form attached hereto as Exhibit C executed for
                                        ---------
FDM by its principal executive officer and certified by its chief financial officer.

   Until the delivery by the Custodian of FDM Shares to FDM pursuant to a valid Demand pursuant to this Agreement, the Stockholders shall have the right to direct the voting of the FDM Shares and all other shares, if any, represented by the certificates deposited with the Custodian and to receive all dividends and distributions thereon, except securities or other property received as a result of any stock split, stock dividend, recapitalization, reorganization, merger, consolidation or like capital adjustment or reorganization, which shall be retained by the Custodian in substitution for and in replacement of or, as the case may be, in addition to the shares originally deposited hereunder.

   Each Stockholder, for himself, hereby authorizes the Custodian to deliver all contracts, orders, receipts, notices, requests, instructions, certificates, letters and other writings, and in general to do all things and to take all actions which in the Custodian's sole discretion the Custodian may consider necessary or proper in connection with, or to carry out and comply with, all terms and conditions of the Share Reimbursement Agreement and the delivery of the FDM Shares to FDM, but not inconsistent herewith or with the Share Reimbursement Agreement, as fully as could the Stockholder if personally present and acting, including, without limitation, with full power and authority, in the name of and on behalf of the undersigned, as
Custodian:

      (a) To endorse, transfer and deliver certificates representing FDM Shares to FDM or its transfer agent and to give such orders and instructions to the transfer agent as you in your sole discretion determine to be necessary or appropriate with respect to the transfer on the books of the Company of the FDM Shares to be delivered by the undersigned to FDM.

      (b) To make, execute, acknowledge and deliver all such other agreements, contracts, orders, receipts, notices, requests, instructions, certificates, letters and other writings, including, without limitation, communications to the Securities and Exchange Commission, the Nasdaq Stock Market, Inc., and the National Association of Securities Dealers, Inc., and in general to do all things and to take all actions which the Custodian in its sole discretion may consider necessary or appropriate in connection with or to carry out the aforesaid delivery of the FDM Shares to FDM, as fully as the undersigned could do if the undersigned were present and acting.

   This Custody Agreement and your authority hereunder are, to the extent legally enforceable, irrevocable and shall not be subject to termination by any Stockholder or by operation of law, whether by the death or incapacity of any Stockholder or by the occurrence of any other event. If any Stockholder should die or become incapacitated, or if any other such event should occur, before the delivery of the FDM Shares to be delivered by the Stockholder in accordance with the Share Reimbursement Agreement, certificates for such shares shall be delivered by or on behalf of such Stockholder in accordance with the terms and conditions of this Custody Agreement, and actions taken by you hereunder shall be valid as if such death or incapacitation or other event had not occurred, regardless of whether or not you shall have received notice of such death or incapacitation or other event.

   The Custodian shall have full power to make and substitute any bank or trust company having capital and surplus in excess of $50,000,000 or any person approved by the Board of Directors of FDM in his or her place and stead, and the undersigned hereby ratifies and confirms all that the Custodian or substitute or substitutes shall do by virtue of these presents. All actions hereunder may be taken by the person named herein as Custodian or his or her substitute. In the event of the death, disability or incapacity of any Custodian, the Board of Directors of FDM shall appoint a substitute therefor. The term "Custodian" as used herein shall include any substitutes.

   If any provision of this Custody Agreement is found to be unenforceable as applied in any particular case or circumstance in any applicable jurisdiction because it conflicts with any constitution, statute or rule of public policy, or for any other reason, such finding shall not render any other provision of this Custody Agreement unenforceable to any extent whatsoever.

   This Custody Agreement is executed under seal and shall be binding upon the undersigned and the legal representatives, successors and assigns of the undersigned. This Custody Agreement shall be governed by, and construed and enforced in accordance with, the laws of The Commonwealth of Massachusetts without regard to its principles of conflicts of laws.

   The FDM Shares are to be held by you as Custodian for the benefit of FDM and the Stockholders in accordance with their respective interests as provided herein. The FDM Shares are not a part of the estate of any Stockholder and each Stockholder's interest in such FDM

Shares shall be only the right to receive any portion thereof, and dividends or distributions with respect thereto, that are not delivered to FDM for cancellation as herein provided.

   It is understood that you assume no responsibility or liability to any person other than to deal with the certificates representing the FEDE Shares and the FDM Shares in accordance with the provisions of this Agreement, and the Stockholders, jointly and severally, agree to indemnify and hold you harmless with respect to anything done by you in good faith and in accordance with the foregoing instructions.

   Each Stockholder, for himself, represents and warrants that he has full right, power and authority to execute and deliver this Agreement and that good and valid title to the FEDE Shares, free and clear of all liens, encumbrances, equities or claims will be transferred to FDM upon delivery of the FDM Shares to FDM pursuant to this Agreement.

   Your fee for services hereunder shall be $______ per annum, payable by FDM. FDM shall promptly reimburse your expenses in connection with your services hereunder.

   Please acknowledge your acceptance hereof as Custodian and receipt of the certificates representing the FEDE Shares as set forth on Exhibit A by executing and returning a copy of this letter to each Stockholder and FDM.

                              Very truly yours,

                              Stockholders:


                              __________________________________
                              Richard Fechtor


                              __________________________________
                              Robert Detwiler


                              __________________________________
                              Sheldon Fechtor

Agreed:

FECHTOR, DETWILER & CO., INC.

________________________________

JMC GROUP, INC.


________________________________

                   ACKNOWLEDGEMENT AND RECEIPT



              , as Custodian, acknowledges acceptance of the duties of Custodian under the foregoing Custody Agreement and receipt of the certificates described below representing the FEDE
Shares.

      Dated:August                  , 1999

                          (Name of Company)

                          by:__________________________________


Stockholder         Cert. No.           FEDE Shares
-----------         ---------          -------------
Sheldon Fechtor        .                     28

Richard Fechtor        .                     28

Robert Detwiler        .                     28

                                                        EXHIBIT C


              [Fechtor, Detwiler, Mitchell & Co.]


                             DEMAND

                                 Date:
[Custodian]



Dear Sirs:

   Pursuant to the Custody Agreement dated August , 1999 between you as Custodian; Messrs. Sheldon Fechtor, Richard
Fechtor and Robert Detwiler; and Fechtor, Detwiler, Mitchell &
Co. ("FDM"), FDM hereby:

   (a)   Notifies you that:

      (1) each of the persons identified below has properly exercised rights to purchase shares of FDM Common Stock, par value $.01 per share, as set forth below pursuant to the exercise of a 1999 Special Stock Option originally issued by Fechtor, Detwiler & Co., Inc. pursuant to its 1999 Special Stock Option Plan;

                             FDM shares to be issued
                             -----------------------
          Optionholder       on exercise of Option
          ------------       ---------------------


      (2) The total number of shares of Common Stock to be issued by FDM in connection with these Option exercises is ; and

   (b) Demands that you promptly deliver certificates representing FDM Shares equal in amount to the FDM Shares that FDM is obligated to issue as set forth in clause (a)(2) above as a result of such exercise of 1999 Special Stock Options.

   FDM will promptly redeliver to you certificates representing the balance of any FDM shares represented by the certificates you deliver to FDM that are not required to satisfy this Demand.

                          Very truly yours,

                          Fechtor, Detwiler, Mitchell & Co.



                          by:_________________________
                               President

Certification:

   The undersigned represents that he is the duly elected Chief
Financial Officer of Fechtor, Detwiler, Mitchell & Co. and that the facts stated above are true and correct.


                          ________________________________
                          Chief Financial Officer